UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2015

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2015

Mizuho Financial Group, Inc.

By:	/s/ Junichi Shinbo
Name:	Junichi Shinbo
Title:	Managing Executive Officer / Group CFO

September 4, 2015

To whom it may concern

Mizuho Securities Co., Ltd.

Re: The Conclusion of our lawsuit against Tokyo Stock Exchange, Inc. (“TSE”)

Today, the Supreme Court issued a notice to us of its decision regarding the lawsuit for compensation of damages which we, Mizuho Securities Co., Ltd. (“MHSC”), filed against Tokyo Stock Exchange, Inc. (“TSE”).

In its decision, the Supreme Court rejected both our final appeal and our petition for final appeal. It also rejected both TSE’s incidental-final appeal and incidental petition for final appeal. This represents the conclusion of our lawsuit, and the judgment rendered by the Tokyo High Court (an appellate court) has become final.

While it is regrettable that our final appeal and our petition for final appeal have been rejected, MHSC intends to continue our efforts toward developing and advancing Japan’s capital market going forward.

Meanwhile, as a result, MHSC will record an extraordinary gain for FY15 Q2 of approximately 12.8 billion yen, comprised of 10.7 billion yen compensation of damages admitted by the Tokyo High Court and the default interest thereon.

Contact:	Mizuho Financial Group, Inc.

Corporate Communications Public Relations Office

Tel: 81-3-5224-2026